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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)[1]
US AIRWAYS GROUP, INC.

(Name of Issuer)
COMMON STOCK, $1.00 PAR VALUE PER SHARE

(Title of Class of Securities)
911905107
(CUSIP Number)
JUNE 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.            911905107                                      13G                             Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Fiduciary Counselors Inc. 22-3709903

2.	CHECK THE APPROPRIATE BOX IF	(a)	☐
Not Applicable
	A MEMBER OF A GROUP*	(b)	☐
Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
The State of organization is Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
-0-

		6.	SHARED VOTING POWER
-0-

		7.	SOLE DISPOSITIVE POWER
-0-

		8.	SHARED DISPOSITIVE POWER
-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12.	TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.            911905107                                      13G                             Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Aon Corporation 36-3051915

2.	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP*	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
The State of organization is Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
-0-

		6.	SHARED VOTING POWER
-0-

		7.	SOLE DISPOSITIVE POWER
-0-

		8.	SHARED DISPOSITIVE POWER
-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12.	TYPE OF REPORTING PERSON*
HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:
US Airways Group, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
2345 Crystal Drive Arlington, Virginia 22227
Item 2(a).	Name of Persons Filing:

Fiduciary Counselors Inc. ("Fiduciary Counselors"), formerly known as Aon Fiduciary Counselors Inc., is filing this Amendment No. 2 on Schedule 13G (this "Amendment No. 2") on behalf of itself and its parent, Aon Corporation ("Aon").[1] Fiduciary Counselors is an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and is a wholly-owned direct subsidiary of Aon.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Fiduciary Counselors' principal business address is 200 East Randolph Street, Chicago, Illinois 60601.
Aon's principal business address is 200 East Randolph Street, Chicago, Illinois 60601.
Item 2(c).	Citizenship:
Fiduciary Counselors and Aon are both corporations organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $1.00 per share ("Common Stock")[2]

1The initial Schedule 13G (the "Initial 13G") to which this Amendment No. 2 relates was filed by Aon, using its SEC CIK identification number, on behalf of itself and Fiduciary Counselors, with the SEC on July 22, 2002. Subsequent to the filing of the Initial 13G, it was determined that Fiduciary Counselors' SEC CIK identification number would be more appropriate to use for the filing of any amendments to the Initial 13G because it is the entity that had the relationship with the Issuer (as described below). Therefore, this Amendment No. 2, is being filed by Fiduciary Counselors, using its SEC CIK identification number, on behalf of itself and Aon. Amendment No. 1 to the Initial 13G was also filed using Fiduciary Counselors' SEC CIK identification number.

On June 28, 2002, US Airways Group, Inc. ("US Airways") engaged Fiduciary Counselors as an independent fiduciary to manage (i) the respective US Airways Common Stock Funds (the "Funds") which are investment options in the US Airways, Inc. 401(k) Savings Plan, the US Airways, Inc. 401(k) Savings Plan for Pilots, the US Airways, Inc. Employee Savings Plan and the Supplemental Retirement Plan of Piedmont Aviation, Inc. and (ii) the shares of US Airways common stock held in the US Airways Employee Stock Ownership Plan (the "ESOP"). Fiduciary Counselor's engagement as independent fiduciary terminated on June 16, 2003.

2Pursuant to US Airways' Chapter 11 bankruptcy plan of reorganization, which was confirmed by the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division, on March 18, 2003, all of the shares of Common Stock held in the Funds and the ESOP were cancelled as of March 31, 2003.

Item 2(e).	CUSIP Number:
911905107
Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:
Fiduciary Counselors is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Aon is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3 (a) (6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3 (a) (19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☒	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
	(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section (c) (14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J);
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4.	Ownership:
See Items 5 through 9 and Item 11 on pages 2 through 3.
	(a)	Amount beneficially owned:
-0-
	(b)	Percent of class:
0.0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote — -0-
		(ii)	Shared power to vote or direct the vote — -0-
		(iii)	Sole power to dispose or to direct the disposition of — -0-
		(iv)	Shared power to dispose or to direct the disposition of — -0-
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See Item 4.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Aon is a parent holding company of Fiduciary Counselors and, accordingly, has joined in the filing of this Amendment No. 2 pursuant to Rule 13d-1(b)(ii)(G).
Item 8.	Identification and Classification of Members of the Group:
NOT APPLICABLE
Item 9.	Notice of Dissolution of Group:
NOT APPLICABLE
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDUCIARY COUNSELORS INC. Date: June 30, 2003
By:	/s/ NELL HENNESSY Name: Nell Hennessy Title: President
AON CORPORATION Date: June 30, 2003
By:	/s/ MICHAEL A. CONWAY Name: Michael A. Conway Title: Senior Vice President

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